PETROSEARCH ENERGY CORPORATION

MEMORANDUM OF RESPONSES
TO SEC CORRESPONDENCE DATED DECEMBER 2, 2008

•	POST EFFECTIVE AMENDMENT NO. 4 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 5 TO FORM S-1 – (FILE NO. 333-149010)
•	FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008
•	FORM 8-K
•	RESPONSE LETTER DATED NOVEMBER 5, 2008 (File No. 0-51488)

Draft Form 10-Q/A1 for the Quarterly Period Ended June 30, 2008

Note 11. Sale of Barnett Shale Interest, page 12

1.
In response to the Staff’s comment number 1, the total actual property costs incurred and recorded in our general ledger for our Barnett property were $14.5 million.  However, per Rule 4-10c(6)(i) of Regulation S-X, if there is a substantial economic difference between the properties sold and those retained, the capitalized costs should be allocated on the basis of the relative fair values of the properties when calculating a gain or loss on the sale. According to our research, substantial economic differences between the properties sold and those retained occurs when the fair value per reserves BOE of properties sold is substantially different from the fair value per reserves BOE of properties retained. Based on our calculation, there was substantial economic difference between the properties sold and those retained as follows:

	Properties Sold	Properties Retained

Fair value of properties per BOE of reserves	$91.39	$41.62

Since there was substantial economic difference between the properties sold and those retained, in determining our gain we allocated the capitalized costs to Barnett on the basis of the relative fair values of the Company’s oil and gas properties times the net book value of the Company’s property costs that were currently being amortized.  Based on this calculation, we allocated $6.8 million of property costs included in the amortization base to Barnett.

At the time of the sale, Barnett had $7.4 million of actual property costs excluded from the amortization base.  As such, we treated the first $7.4 million of proceeds from the sale of the interest as a reduction of our property costs currently excluded from amortization.  We treated the remaining $28.6 million of proceeds as attributable to the sale of the Barnett costs currently being amortized.  Thus, $28.6 million of proceeds less $6.8 of allocated amortizable costs equals the $21.8 million gain that we recorded in the financial statements for the quarter ended June 30, 2008.

2.	In response to the Staff’s comment number 2, we have included the calculation of the amortization rate per BOE before and after the sale of our interest in DDJET Limited LLP.

Test for Significant Alteration if no gain/loss is recorded and cost pool is credited (Excluding Unamortized Costs)

	Before Sale	After Sale

Property cost per trial balance	36,825,415	36,825,415
Less costs not subject to amortization	(8,250,224)	(8,250,224)
Future development costs	23,251,254	22,054,106
Accumulated depreciation, depletion and amortization	(3,529,496)	(3,529,496)
Cost pool offset (36M less 7.4M not being amortized)		(28,611,843)
Net proved capitalized costs including future development costs	48,296,949	18,487,958
Proved reserves	2,158,627	1,845,566
Amortization rate per BOE	$22.37	$10.02

Test for Significant Alteration if no gain/loss is recorded and cost pool is credited (Including Unamortized Costs)

	Before Sale	After Sale

Property cost per trial balance	36,825,415	36,825,415
Future development costs	23,251,254	22,054,106
Accumulated depreciation, depletion and amortization	(3,529,496)	(3,529,496)
Cost pool offset		(36,000,000)
Net capitalized costs including future development costs	56,547,173	19,350,025
Proved reserves	2,158,627	1,845,566
Amortization rate per BOE	$26.20	$10.48

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	December 4, 2008
David J. Collins	Chief Accounting Officer, and Principal Financial Officer